

October 8, 2013

Via E-mail
Timothy J. Barker
Chief Financial Officer and Treasurer
RealPage, Inc.
4000 International Parkway
Carrollton, Texas 75007-1951

    Re: **RealPage, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed February 27, 2013
              File No. 001-34846

Dear Mr. Barker:

We have reviewed your letter dated September 27, 2013 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 19, 2013.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 10. Net Income (Loss) Per Share, page 96

1.   Your response to prior comment 2 indicates that based on the terms of the 2010 Equity Incentive Plan, you considered the outstanding shares of restricted stock to not have nonforfeitable rights to dividends. Please tell us how you considered paragraph 2(e) of the 2010 Equity Incentive Plan Restricted Stock Award Agreement in Exhibits 4.8 and 4.9 of the Form S-8 filed on August 17, 2010 which appears to indicate that participants have the right to receive cash dividends. Further, you also note that your credit agreement prohibits the payment of dividends and that you have not paid any dividends

since you became public. Please tell us what consideration was given to ASC 260-10-45-66.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief